Capital One Auto Receivables, LLC

140 E. Shore Drive

Room 1052-D

Glen Allen, Virginia 23059

June 20, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Robert Errett, Special Counsel

Kayla Florio, Attorney-Advisor

Re:	Registrant Request for Acceleration,

Capital One Auto Receivables, LLC

Registration Statement on Form S-3 (No. 333-194764)

Ms. Bancroft:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Capital One Auto Receivables, LLC (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will become effective at 5:00 p.m. on June 25, 2014.

In connection with the Company’s request for acceleration, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CAPITAL ONE AUTO RECEIVABLES, LLC

By:	/s/ Franco Harris
Name:	Franco Harris
Title:	Authorized Signatory